MAIL STOP 3720

February 17, 2006

Mr. Geoffrey Hamilton
Cliff Rock Resources Corp.
206 - 509 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

   Re:	Cliff Rock Resources Corp.
   Registration Statement on Form SB-2
   Filed January 18, 2006
      File No. 333-131081


Dear Mr. Hamilton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. If applicable, please provide the dealer prospectus delivery obligation on the outside back cover page. See Item 502(b) of Regulation S-B.




Table of Contents
2. You have included Items 24-28 in the Table of Contents. Unless you intend to deliver the information called for in Part II of the registration statement along with the prospectus, please remove these items from the table. The Table of Contents should be limited to the items required in Part I.

Item 3:  Summary Information and Risk Factors, page 5
3. The summary section is intended to provide a brief overview of only the most material aspects of the offering. The summary section should not contain or repeat all of the detailed information in the prospectus but rather should provide a brief snapshot of the offering and your business. We believe you should shorten and focus your summary to highlight only the most relevant information.
4. In general, your prospectus contains far too much detailed technical information, which tends to obscure what is important to the average investor. Please revise your disclosure so that it is easier to understand. For example:
* Remove all duplicative disclosure.
* Large technical sections should be summarized and totally rewritten for the general investor.
* Present information in clear, concise sections, paragraphs and sentences easily understandable to the average reader.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology and acronyms.
* Use descriptive headings and subheadings.
5. Please highlight that you are an exploration stage company and disclose what that means in this section, the Business section and the Plan of Operations section. In addition, make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve. Refer to Guide 7 to the Securities Act
Industry Guides.
6. Please identify the types of mineral deposits you are seeking in your exploration program.

The Offering, page 7
7. Please disclose the percentage of outstanding shares that the shares being offered by selling shareholders represent.


Risk Factors, page 7
8. Clarify in both the subheading and narrative of risk factor two that your auditors have expressed substantial doubt about your ability to continue as a going concern.
9. Please highlight the subheading to risk factor four.
10. We note that your officers and directors own over 49% of the company`s outstanding common stock. Please discuss the risks posed by virtue of their significant share ownership, including their ability to influence the election of directors and control other significant corporate events.

Item 7:  Selling Shareholders, page 10
11. Please indicate if any of your selling stockholders are
broker-
dealers or affiliates of broker-dealers. If affiliates of broker-dealers, please include a representation, if true, that each (1) purchased your securities in the ordinary course of business and
(2)
at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please tell us in your response letter.

Item 10.  Directors, Executive Officers, Promoters and Control
Persons, page 15
12. Please disclose whether there are any family relationships between Geoffrey Hamilton, Andrew Hamilton or Ian Hamilton. See
Item
401(c) of Regulation S-B.

Item 11.  Security Ownership of Certain Beneficial Owners and
Management, page 17
13. Messrs. Seifert, McCutcheon and Lightfoot appear to beneficially own almost 15% of the company`s outstanding common stock. We also note that Messrs. Seifert, McCutcheon and Lightfoot are all partners of Maitland & Company. Please prove your analysis of whether they constitute a "group" for purposes of determining beneficial ownership under Item 403 of Regulation S-K. See Instruction 7 to Item 403 of
Regulation S-K.

Item 13:  Interests of Named Experts and Counsel, page 19
14. In light of Messrs. Seifert, McCutcheon and Lightfoot`s substantial share ownership, we do not understand the disclosure in the first paragraph. Please either revise the language or explain to us in your response letter why a revision is not necessary.

Item 16:  Description of Business, page 20
15. As a general comment, Industry Guide 7 calls for brief descriptions of your property holdings including discussions of history, geology and mineralization of your properties, and what are the present conditions of your properties. Make important factors clearly standout. Boil this entire section down to its essential elements.
16. Please insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900.

In General, page 20
17. You reference prior exploratory work in the area of the IQUE
Claim. Please disclose the date(s) this work was performed and who performed the work.

Acquisition, Description and Location of the IQUE Claim, page 23
18. Please describe the material terms of the Property Acquisition Agreement, including the fact that ownership of the claim reverts back to Stephenson if you fail to make the advance royalty payments on the third anniversary of the agreement. You should also highlight and discuss this fact in the summary, in a risk factor and in your plan of operations.

Geological Exploration Program in General, page 24
19. As appropriate, please update the disclosure regarding the commencement and completion of your various milestones and phases. Revise throughout.

Item 17:  Plan of Operations, page 34
20. We note that you have $32,246 in cash as of December 31, 2005. Clarify that this cash was generated through the sale of your securities.
21. We also note your statement that you have sufficient funds to complete the initial two-phase exploration program and to meet your obligations for the short term, which you indicate will be slightly over $31,000. Given that your budgeted expenses for the next 12 months will likely exhaust your available cash, please explain how you intend to pay the costs of this offering, which you estimate to be $21,100.
22. It appears that the costs of this offering have been factored into your operating expenses for the next 12 months. Please explain to us why you believe the $21,100 associated with this offering are operating expenses that should be allocated over the next 12 months.
You also indicate that that the $21,100 will be used to cover the expenses associated with becoming a reporting company under the Exchange Act, which implies future periodic reports. It appears that the $21,100 relates solely to this offering, and not to Exchange Act reports. Please clarify exactly what your operating expenses for the next 12 months will be and how you intend to finance the same.

Item 21:  Executive Compensation, page 38
23. Please reconcile the date in the first paragraph (September
30,
2005) with the date in the table (June 30/05).

Item 22:  Financial Statements
24. Please update your financial statements and other financial information in the document in accordance with Item 310 (g) of Regulation S-B.

Available Information

25. Please revise to refer to the SEC`s new address at 100 F
Street,
NE, Washington, DC 20549.

Part II

Undertakings
26. In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. In this regard, see new Item 512(g) of Regulation S-B, which was adopted in
Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.
Signatures
27. The registration statement has not been signed by all appropriate persons. Please refer to the instructions for signatures located in
Form SB-2.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Alonso Rodriguez at (202) 551-3370 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or Kathleen Krebs, Special Counsel, at (202) 551-3810 with any other questions.


      Sincerely,



      Larry Spirgel
      Assistant Director


cc:	Michael Seifert
	Fax: (604) 681-3896



Mr. Geoffrey Hamilton
Cliff Rock Resources Corp.
February 9, 2005
p. 1